SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN

2nd Quarter 2006 Earnings Release

August 9, 2006

Net Income of R$750 million and EBITDA of R$1.9 billion in the first half of 2006

São Paulo, Brazil, August 9, 2006

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces its results for the second quarter of 2006 (2Q06), in accordance with Brazilian accounting principles and denominated in Reais. The comments presented herein refer to consolidated results and comparisons refer to the second quarter of 2005 (2Q05), unless otherwise stated. On June 30, the Real/Dollar exchange rate was R$ 2.1643.

Executive Summary
  First-half and second quarter net revenue of R$ 3.9 billion and R$1.9 billion, respectively. Second-quarter net revenue was in line with the previous three months but lower than in the 2Q05 due to the reduction in sales volume triggered by the accident to Blast Furnace 3.
  Second-quarter EBITDA of R$ 924 million, including provisions for lost profit.
  First-half net income of R$750 million. Despite the accident to Blast Furnace 3, 2Q06 net income was R$69 million, 20% higher when compared to the prior quarter.
  Increase of 14% in second-quarter domestic sales over the previous three months.
  Sales Mix concentrated in the domestic market, which represented 74% of the 2Q06 sales.
  Average domestic prices with a slight downturn of 3% over the 1Q06, while export prices moved up an average 4% in the same period.
  Increase of market share in Distibution segment (from 28% to 29%) and Home Appliances segment (from 36% to 37%) and maintenance of market share in other segments.
  Increase in raw-material costs due to slab acquisitions from third parties. In the second quarter we acquired 529,000 tonnes of slabs, adding R$390 million to total production costs.
  Second-quarter investments of R$ 485 million. Among them we can highlight resources that went to the Casa de Pedra mine expansion project beyond expenses with repairs and maintenance.
  Year-to-date dividend and interest on equity payments of R$1.7 billion. The second-quarter figure stood at R$802 million.
  Lost profit -,insurance claim BF-3. In the second quarter, we booked R$493 million as provisions for lost profit under other operating expenses/revenues. In year-to-date terms, this figure came to R$670 million.The Company already received US$75 million as an advance from insurance companies. Preliminary and conservative estimates by FIPECAFI indicate US$300 million in lost profits.

Consolidated Highlights	2Q05	1Q06	2Q06	1H05	1H06
Crude Steel Production (thousand t)	1,362	540	393	2,529	934
Sales Volume (thousand t)	1,137	997	935	2,334	1,932
Domestic Market	767	604	689	1,664	1,293
Exports	370	393	246	670	639
Net Revenue per unit (R$/t)	1,960	1,688	1,703	2,049	1,695
Financial Data (RS MM)
Net Revenue	2,545	1,953	1,918	5,408	3,871
Gross Income	1,215	736	436	2,597	1,173
EBITDA	1,214	787	477	2,621	1,264
Adjusted EBITDA	1,214	948	924	2,621	1,872
Net Income	419	340	409	1,136	750
Net Debt (R$ MM)	5,568	5,010	6,048	5,568	6,048

Consolidated Highlights	2Q06 X 2Q05	2Q06 X 1Q06	1H06 X 1H05
	(Ch.%)	(Ch.%)	(Ch.%)
Crude Steel Production (thousand t)	-71.1%	-27.2%	-63.1%
Sales Volume (thousand t)	-17.8%	-6.3%	-17.2%
Domestic Market	-10.2%	14.0%	-22.3%
Exports	-33.6%	-37.5%	-4.7%
Net Revenue per unit (R$/t)	-13.1%	0.9%	-17.3%
Financial Data (RS MM)
Net Revenue	-24.6%	-1.8%	-28.4%
Gross Income	-64.1%	-40.7%	-54.9%
EBITDA	-60.7%	-39.5%	-51.8%
Adjusted EBITDA	-23.9%	-2.5%	-28.6%
Net Income	-2.3%	20.3%	-34.0%
Net Debt (R$ MM)	8.6%	20.7%	8.6%

Bovespa: CSNA3 R$ 69.50/share NYSE: SID US$ 32.20/ADR (1 ADR = 1 share) Total shares = 272,067,946 Market Cap: R$ 18.9 billion / US$ 8.7 billion Prices on 6/30/2006

Investor Relations Team
Marcos Leite Ferreira – 55-11-3049-7588 (marcos.ferreira@csn.com.br)
Camila Pannain – 55-11-3049-7591 (camila.pannain@csn.com.br)
Geraldo Colonhezi – 55-11-3049-7593 (geraldo.colonhezi@csn.com.br)
José Eduardo Szuster – 55-11-3049-7526 (jose.szuster@csn.com.br)
Renata Kater – 55-11-3049-7592 (renata.kater@csn.com.br)
www.csn.com.br

Economic and Sector Outlook

     The international market scenario presented restricted supply, hefty demand, low inventories and increases in the cost of certain raw materials, which explains the higher average prices. Although prices has alredy peaked, demand should remain strong in the second half; thus the Company does not expect significant changes in this scenario.

     The Brazilian flat steel market performed well, with second-quarter domestic sales moving up 9% year-on-year and 14% over the previous three months. The key drivers of the recovery were the auto, distribution and home-appliance sectors. The demand is expected to remain favourable throughout the second-half of the year.

     Auto industry production reached record levels in May and the sector closed the first half with a 4.4% year-on-year increase in output. Production and sales trend continue to do well until the end of the year, thanks to the cuts in interest rates and the expansion of credit.

     The distribution sector put up an outstanding performance, with growth of 5% over the 2Q05 and 17% over the previous quarter, pushed by autoparts and construction.

     The home-appliance market grew 14% year-on-year and 18% over the 1Q06, fueled by machinery and equipment and domestic appliances.

Output

     The low level of crude steel output in the second quarter resulted from the shut-down of Blast Furnace 3 as a result of the accident on January 22. However, the blast furnace 3 recommenced operations on June 23, going through comissioning stage during the month of July, when it reached 76% of its total capacity, and shall reach normal production levels by mid-August, when the recovery and commissioning stage will be over.

     Rolled volume staged a recovery, climbing by 9% over the 1Q06 results, thanks to the use of slabs acquired on the market to partially offset the shortage triggered by the accident.

     In the first half, crude and rolled steel output fell 63% and 27% year-on-year, respectively, once again explained by the above-mentioned incident.

Output				Accumulated
(in thousand tonnes)	2Q05	1Q06	2Q06	2005	2006
Usina Presidente Vargas (UPV)
Crude Steel	1,362	540	393	2,529	934
Rolled Products*	1,096	751	815	2,142	1,566
CSN Paraná*	33	77	67	88	143
GalvaSud*	82	57	46	159	103

* Products delivered for sale

Demand in second half of the year expected to be strong in domestic and international markets

Sales

     Although the accident undoubtedly hit sales volume, in comparison to the previous quarter, domestic sales grew by 14% and exports suffered a 37% drop.

     In turn, coated products’ share of total sales, was 52% in the second quarter and 55% accumulated year-to-date.

     The Company maintained its segment market shares compared to the previous three months. The variation in the Distribution and Construction sectors was only one percentage point each, from 28% to 29% and from 36% to 37%, respectively. The share of home appliances and OEMs remained flat at 33%, as did the Auto industry’s at 13%.

Sales by Product

     14% growth in sales to dometic market
Maintenance of market share in all segments

Prices

     In the second quarter, average steel prices increased worldwide and remained high throughout, thanks to the continuing imbalance between supply and demand in Europe and the US. Other contributing factors included low distribution and service-center inventories and higher raw-material costs, especially zinc. All in all, we expect the upward price trend to last through the third quarter.

     Domestic-market prices are also expected to increase, since demand should remain firm until the end of the year, especially in the auto sector. The industry reached record production levels in May, which pushed up demand for galvanized products. July’s results were equally encouraging and above expectations as the sector experienced its best sales figures since mid-1997, when they reached record levels in Brazil.

     CSN’s prices remained flat in the second quarter compared to the previous three months. The slight turndown of 3% on the domestic market was caused by specification variations in each product line, while the 4% upturn in export tags followed the international trend.

     In July, CSN implemented prices increases by 8% for hot and cold-rolled and by 12% for galvanized, followed by a 9% hike for tin plate hike in August.

Net Revenue

     Although average 2Q06 prices were higher than in the previous three months, the increase was not enough to offset the lower sales volume caused by the problems with the Blast Furnace 3, which explains the 2% quarter-over-quarter slide in net revenue.

Increase in steel prices all over the world

CSN increased prices by 8% for hot and cold rolled products, by 12% for galvanized products and 9% for tin plate

Production Costs (parent company)

     As a result of the accidental stoppage, Blast Furnace 3 remained out of operations for almost the entire second quarter, and the consequent purchase of third party slabs at a US$380/t CIF average cost at Sepetiba and US$400/t CIF at Usina is the main factor for the increase of CSN’s total production costs by 33% over the 1Q06. In the year-on-year comparison, there was a 3% decline, since the increase in raw-material costs was more than offset by the decrease in general manufacturing costs (lower materials, supplies and maintenance consumption) Raw-material costs increased by 100% over the 1Q06 and 17% over the 2Q05, due to the higher consumption of slabs acquired from third parties, which jumped from 88,000 tonnes in the 1Q06 to 529,000 in the 2Q06, although this was partially offset by reduced consumption of other raw materials.

     In comparison with the first quarter, the highlights were the increase in the costs of zinc (R$17 million), slab purchases (R$390 million) and labor (R$24 million), the latter influenced by the shift allowance and the pay rise following the 2006/2007collective agreement in May. Compared to the 2Q05, these variations came to +R$22 million, +R$469 million and +R$4 million, respectively.

     As for the main raw materials, the average price of coal dropped from US$138/t, in the 1Q06, to US$136/t in the 2Q06, although this was higher than the 2Q05 average of US$112/t. The average coal and coke inventory cost, totaled US$126/t and US$217/t, respectively, in June. It is worth emphasizing that no acquired coke was consumed in the second quarter.

Operating Expenses (and information on insurance BF 3)

     The main operating expense item was the provisions for lost profit, booked under other net operating revenue/expenses. In the second quarter, these provisions totaled R$493 million, giving R$670 million year-to-date. Immediately after the accident in BF 3, to provide arguments for an advance request, FIPECAFI (institution hired by the lead insurer of our insurance policy – Unibanco AIG) estimated, based on extremely conservative assumptions, a compensation of US$330 milion related to lost profits only. The insurance claim was recognized by insurers, by IRB (Brazilian Reinsurance Institute) and by foreign reinsurance companies. FIPECAFI and Unibanco AIG recognizes the conservative feature of this preliminary estimate, and as BF 3 resumes operations and financial results of the company are released, the final number will be calculated and the final request for regulation will be made to insurance companies and related insurers. The maximum limit for the compensation policy is of US$750 million, including lost profits and material damages.

     It is worth to mention that up to now, CSN received US$75 million from insurance companies.

Provision of R$493 million in quarter related to the insurance claim of BF#3
CSN received US$75 million from insurance companies

EBITDA

     Second-quarter EBITDA totaled R$477 million. If we include the provisions for lost profits, the figure came to R$924 million, 2.4% lower than the 1Q06. Year-to-date EBITDA, with the provisions, stood at R$1.9 billion.

It is important to mention that the company has not calculated the adjusted EBITDA margins, since the provision for lost profits was not accounted separately in the respective lines affected by the insurance (Net Revenue and Cost of Goods Sold), but only in Other Operating Expenses. Thus the adjustement would result in a distorted figure.

EBITDA Change (consolidated)	2Q06 x	2Q06 x
	1Q06	2Q05
EBITDA (ch. %)	-39.5	-60.7
*Adjusted EBITDA (ch. %)	-2.4	-23.9

*EBITDA including the provisions for loss of earnings.

Net Financial Result and Debt

     Second-quarter net debt increased by R$1.0 billion quarter-over-quarter, due to R$802 million in dividend and interest on equity payments, period investments of R$485 million and R$173 million in the cost of debt. As a result, the net debt/EBITDA ratio – using 2005 EBTIDA, which was not affected by any non recurring event - climbed from 1.09x in 1Q06 to 1.32x in 2Q06.

     In the 2Q06, gross debt increased in both short and long term finacing, with special highlight to the 4th debenture issue in the amount of R$600 million. The average accumulated cost of debt was 7% p.a. in Brazilian Reais, or 41% of the CDI, and the average maturity was 10.3 years.

Income Taxes

     Second quarter income taxes totaled R$118 million, R$102 million less than in the previous three months due to reduced income in the period and lower losses from the exchange variation on the net equity of offshore companies.

Net Income

     Net income increased by 20% over the 1Q06, mainly due to the reduction of income tax and social contribution expenses.

Year-to date EBITDA of R$1.9 billion
Average cost of debt was 7% p.a. in Reais

Capex

     Quarterly investments amounted to R$485 million, R$96 million of which went to projects related to the Casa de Pedra expansion (mine and port), R$162 million to repairs, maintenance and technological updates, R$52 million to MRS, and R$105 million related to Metalúrgica Prada acquisition. Year-to-date investments totaled R$735 million.

Working Capital

     Working capital increased by R$100 million, quarter over quarter, mainly due to the increase in inventories (slab acquisitions), partially offset by the reduction in accounts receivable and the increase in suppliers line (also due to slab acquisitions).

			R$ million
Account	1Q06	2Q06	Change
Assets	3,130	3,345	-215
Cash equivalents	213	157	+56
Accounts receivable	1.061	917	+144
Domestic Market	874	795	+81
Export Market	298	238	+60
Allowance for doubtful accounts	(111)	(115)	+4
Inventory	1,856	2,271	-415
Liabilities	1,454	1,769	+315
Suppliers	1,031	1,256	+225
Wages and Social Contribution	80	104	+24
Tax payable	343	409	+66
Working Capital	(1,676)	(1,576)	-100

Net income growth of 20% compared to 1Q06
Reduction of R$100 million in working capital

Capital Markets

     CSN’s shares appreciated by 7% in the second quarter, following the 43% appreciation in the first three months. This appreciation occurred despite the unfavorable international scenario, with interest rate hikes in the US and Europe offsetting the positive developments in the steel market, with strong demand, high prices and several mergers and acquisitions.

Capital Markets - CSNA3/SID

	2Q05	3Q05	4Q05	1Q06	2Q06
N# of shares	286,917,045	272,067,946	272,067,946	272,067,946	272,067,946

Market Capitalization
Closing price (R$/share)	34.22	46.74	45.41	64.99	69.50
Closing price (US$/share)	24.30	16.30	23.25	21.05	31.70
Market Capitalization (R$ million)	9,817	12,716	12,355	17,682	18,909
Market Capitalization (US$ million)	4,177	5,722	5,278	8,140	8,737

Variation
CSNA3 (%)	(29.6)	36.6	(2.8)	43.1	6.9
SID (%)	0.8	(32.9)	42.6	(9.5)	50.6
Ibovespa - index	25,051	31,583	33,455	37,951	36,630
Ibovespa - variation (%)	(4.4)	26.1	5.9	13.4	(3.5)

Volume
Average daily (n# of shares)	1,039,721	869,511	825,845	844,315	695,989
Average daily (R$ Thousand)	48,460	39,741	37,706	50,665	48,106
Average daily (n# of ADR´s)	815,547	812,392	773,876	1,007,920	1,042,424
Average daily (US$ Thousand)	15,283	15,715	15,384	27,910	32,878

Source: Economática

Shares appreciated by 7% in 2Q and 43% in 1Q

Recent Developments
  Dividends

Reference	Amount Paid		Payment Date	Approval Date
Year
	R$	R$/share
2005	936,814,710.14	3.6393	2/9/2006	1/31/2006
	387,272,072.28	1.50447	5/8/2006	4/28/2006

2006	415,000,000.00	1.61219	6/30/2006	6/23/2006
	333,000,000.00	1.29364	8/10/2006	8/3/2006

Total	2,072,086,782.42	8.04959

     The dividend yield, calculated as the sum of all these payments over the share price (not adjusted for dividends) on January 2nd , 2006, is 16.4% .

•    Strategic Alliance with Wheeling-Pittsburgh Steel

     On July 20 and on August 3, the Company released the main terms and conditions of an eventual merger between CSN LLC (US subsidiary) with Wheeling Pittsburgh. In addition to the capital of CSN LLC, CSN would provide US$225 million as a loan convertible into shares, and would sign a long-term agreement for slabs supply in exchange for a 49.5% stake in the new incorporated company.

     This strategic alliance would benefit both companies by combining know-how, guaranteeing sustained long-term access to key inputs, improving the portfolio of products offered to the North American market, and ensuring strategic investments in Wheeling Pittsburgh to increase its competitiveness and solid financial support for Wheeling on the part of CSN.

     The alliance aims at turning the comined entity into a truly world-class company, a low-cost steel producer with expertise to compete on local and global basis.

•    Cement Project

     The Board of Directors approved new investments in the Cement Project, totaling approximately US$185 million, for the set up of a grinding mill with 3 million tonnes/year capacity in Volta Redonda – State of Rio de Janeior, and a clinker furnace with 825,000 tonnes/year capacity in Arcos – State of Mnas Gerais. These plants are expected to be operational in the last quarter of 2007 and 2008, respectively.

•    Long Steel Project

     The Board of Directors approved investments of approximately US$113 million, for set up of rebars, wire rod and profiles production units, with 500,000 tonnes/year capacity, located in Volta Redonda – State of Rio de Janeiro. The project will be conducted in 18 months from the signing of respective contracts.

•    Election of Board Members and Audit Committee

     In the Board of Directors’ meeting held on August 8, Benjamin Steinbruch and Jacks Rabinovich were re-elected for another one-year term as Chairman and Vice-Chairman of the Board.

     The Board of Directors also appointed the Board members Yoshiaki Nakano, Dionísio Dias Carneiro and Fernando Perrone for another term as Audit Committee members.

•    Change of Executive Officers

     Otavio de Garcia Lazcano, current Financial Director, takes over as Executive Officer responsible for the financial area, for a two-year term.

     Otavio Lazcano, an economist with post-graduate studies in Finance, has been working in CSN for 10 years and has been the Financial Director since 2003.

•    Change in the Investor Relations Department

     The new Investor Relations Director is José Marcos Treiger, who will report directly to the CEO.

     Treiger returns to CSN, where he previously acted as head of Investor Relations from 1996 to 2002, after 4 years working at Braskem. He is a very experienced professional, leading the first IR team to reach the international standards, as the first IR manager to be involved in the listing of Level III ADRs in New York Stock Exchange (NYSE).

     Marcos Leite Ferreira, who led the IR department since January 2005, steps down as Investor Relations manager, and takes over the Investment Analysis Department.

Outlook

     In the domestic market, an increase in investments is expected, fueled by a loose monetary policy.

     In the international front, prices should maintain the upward trend throughout the third quarter 2006, with probability of a slight downturn in the last quarter of the year.

     Based on this scenario and recent developments, the Company revised its 2006 guidance for the main drivers affecting its results, as follows:

Driver	Guidance 2006
	March/06	Revised Aug/06
Output* (MM tonnes)	-
Sales Volume (MM tonnes)	5.0	Maintained
% of Sales in Domestic Mkt	80%	Approx. 65%
Sales Price	Average-06>Dec-05	Maintained
Dom. and Internat. Mkt
Cost of Coal (US$/tonne CIF)	Approx. -5%	Maintained
Cost of Coke (US$/tonne CIF)	Revised Down to	Maintained
US$150/t
EBITDA Margin	Stability	Maintained
Net Debt/EBITDA	0.75	Maintained

Finished Products
**including slab sales in international market
***company acquired, in October 2005, all the required volume for 2006

Maintenance of guidances provided in the beginning of the year reflects the current solid scenario in the domestic and international steel market

Second Quarter 2006 Earnings Release Conferece Calls

CSN will host a presentation to discuss its second quarter 2006 earnings as follows:

Portuguese Presentation August 10, 2006 – Thursday 10:00 am – Brasília 9:00 am – US-ET Dial-in: (55 11) 2101-4848 Code: CSN	English Presentation August 10, 2006 – Thursday 12:00 pm – Brasília 11:00 am – US-ET Dial-in: (1 973) 935-8893 Code: CSN or 7683867

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$ 12.3 billion in 2005, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Outlook”, the expected cost of net debt compared to the CDI in 2005. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

There follows eight pages with tables

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
Gross Revenue	3,148,919	2,408,857	2,413,126	6,726,550	4,821,983
Gross Revenue deductions	(603,510)	(455,910)	(494,924)	(1,318,872)	(950,834)
Net Revenus	2,545,409	1,952,947	1,918,202	5,407,678	3,871,149
Domestic Market	1,845,323	1,345,188	1,508,637	4,019,233	2,853,825
Export Market	700,086	607,759	409,565	1,388,445	1,017,324
Cost of Good Sold (COGS)	(1,330,622)	(1,216,783)	(1,481,707)	(2,810,199)	(2,698,490)
COGS. excluding depreciation	(1,119,359)	(983,655)	(1,263,440)	(2,373,438)	(2,247,095)
Depreciation allocated to COGS	(211,263)	(233,128)	(218,267)	(436,761)	(451,395)
Gross Profit	1,214,787	736,164	436,495	2,597,479	1,172,659
Gross Margin (%)	47.7%	37.7%	22.8%	48.0%	30.3%
Selling Expenses	(137,334)	(110,942)	(90,282)	(272,609)	(201,224)
General and andminstrative expenses	(74,718)	(70,884)	(87,949)	(140,948)	(158,833)
Depreciation allocated to SG&A	(14,888)	(12,752)	(13,121)	(26,927)	(25,873)
Other operation income (expense), net	(38,814)	136,255	408,398	(72,088)	544,653
Operating income before financial equity interests	949,033	677,841	653,541	2,084,907	1,331,382
Net Financial Result	(213,784)	(106,634)	(101,138)	(318,030)	(207,772)
Financial Expenses	(372,700)	(343,806)	(238,431)	(705,048)	(582,237)
Financial Income	(246,530)	(23,363)	51,633	143,682	28,270
Net monetary and forgain exchange variations	405,446	260,535	85,660	243,336	346,195
Equity interest in subsidiary	3,535	(10,789)	(24,571)	(16,143)	(35,360)
Operating Income (loss)	738,784	560,418	527,832	1,750,734	1,088,250
Non-operating income (expenes), Net	(5,726)	201	(363)	(6,566)	(162)
Income Before Income and Social Contribution Taxes	733,058	560,619	527,469	1,744,168	1,088,088
(Provition)/Credit for Income Tax	(236,144)	(165,028)	(95,808)	(452,029)	(260,836)
(Provition)/Credit for Social Contribution	(77,712)	(55,173)	(22,197)	(156,105)	(77,370)

Net Income (Loss)	419,202	340,418	409,464	1,136,034	749,882

EBITDA*	1,213,998	787,466	476,531	2,620,683	1,263,997
EBITDA Margin (%)	47.7%	40.3%	24.8%	48.5%	32.7%

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
Gross Revenue	2,670,162	1,872,179	1,801,541	5,810,860	3,673,720
Gross Revenue deductions	(545,153)	(367,492)	(405,611)	(1,203,753)	(773,103)
Net Revenus	2,125,009	1,504,687	1,395,930	4,607,107	2,900,617
Domestic Market	1,674,037	1,103,673	1,255,470	3,716,293	2,359,143
Export Market	450,972	401,014	140,460	890,817	541,474
Cost of Good Sold (COGS)	(1,153,460)	(1,003,240)	(1,157,006)	(2,363,015)	(2,160,246)
COGS. excluding depreciation	(968,824)	(798,130)	(970,833)	(1,980,657)	(1,768,963)
Depreciation allocated to COGS	(184,636)	(205,110)	(186,173)	(382,358)	(391,283)
Gross Profit	971,549	501,447	238,924	2,244,092	740,371
Gross Margin (%)	45.7%	33.3%	17.1%	48.7%	25.5%
Selling Expenses	(49,486)	(63,662)	(59,682)	(126,374)	(123,344)
General and andminstrative expenses	(54,343)	(48,350)	(61,731)	(99,653)	(110,081)
Depreciation allocated to SG&A	(5,925)	(5,769)	(6,091)	(12,532)	(11,860)
Other operation income (expense), net	(19,485)	130,065	434,305	(52,277)	564,370
Operating income before financial equity interests	842,310	513,731	545,725	1,953,256	1,059,456
Net Financial Result	477,217	(150,433)	(130,820)	150,703	(281,253)
Financial Expenses	(254,168)	(271,419)	(140,516)	(517,899)	(411,935)
Financial Income	(256,180)	(340,591)	(11,477)	(254,791)	(352,068)
Net monetary and forgain exchange variations	987,565	461,577	21,173	923,393	482,750
Equity interest in subsidiary	(760,606)	82,948	25,373	(515,515)	108,321
Operating Income (loss)	558,921	446,246	440,278	1,588,444	886,524
Non-operating income (expenes), Net	(5,563)	104	(130)	(6,483)	(26)
Income Before Income and Social Contribution Taxes	553,358	446,350	440,148	1,581,961	886,498
(Provition)/Credit for Income Tax	(183,255)	(109,125)	(59,095)	(389,241)	(168,220)
(Provition)/Credit for Social Contribution	(64,620)	(39,197)	(10,764)	(138,514)	(49,961)

Net Income (Loss)	305,483	298,028	370,289	1,054,206	668,317

EBITDA*	1,052,356	594,545	303,684	2,400,423	898,229
EBITDA Margin (%)	49.5%	39.5%	21.8%	52.1%	31.0%

Additional Information

Delibetated Dividends and Interest on Equity	0	0	0	0	0

Proposed Dividends and Interest on Equity	2,303,045	-	1,324,087	2,303,045	1,324,087

Number of Shares** - thousands	-	-	415,000	-	415,000

Earnings Loss per Share - R$	68,050.00	43,796.00	46,698.00	116,455.00	90,494.00

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion. ** Excluding shares held in treasury

BALANCE SHEET
Corporate Law - thousands of R$

	Parent Comany		Consolidated
	06/30/2006	03/31/2006	06/30/2006	03/31/2006
Current Assets	5,603,694	4,174,905	9,083,267	7,727,828
Cash	43,378	34,251	156,528	212,564
Trade Accounts Receiveble	935,404	1,595,851	916,988	1,060,728
Inventory	1,625,502	1,351,568	2,271,499	1,856,176
Marketable securities	1,528,252	125,387	4,042,235	3,422,568
Deferred Income Tax and Social Contribution	301,971	430,326	340,269	470,112
Insurance claims	636,226	176,615	636,226	176,615
Other	532,961	460,907	719,522	529,065
Long-term Assets	1,350,912	1,409,082	1,563,228	1,623,757
Permanet Assets	17,712,728	17,409,649	14,514,597	14,209,717
Investments	5,400,580	5,195,432	319,403	253,368
PP&E	12,139,383	12,033,378	13,919,724	13,664,783
Deffered	172,765	180,839	275,470	291,566

TOTAL ASSETS	24,667,334	22,993,636	25,161,092	23,561,302

Current Liabilities	6,016,224	4,215,987	5,480,598	4,263,689
Loans and Financing	3,494,263	1,582,751	3,173,764	1,946,570
Suppliers	1,086,213	909,724	1,256,491	1,031,361
Taxes and Contributions	531,565	468,140	696,574	595,476
Dividends Payable	92,342	431,179	92,342	431,179
Other	811,841	824,193	261,427	259,103
Long-term Liabilities	11,968,959	12,027,337	13,010,512	12,570,071
Loans and Financing	6,203,099	6,283,323	7,217,021	6,843,268
Provisions for contingences	3,143,168	3,116,580	3,233,232	3,160,365
Deffered Income and Social Contributions Taxes	2,101,432	2,133,258	2,125,617	2,133,258
Other	521,260	494,176	434,642	433,180
Future Period Results	-	-	5,930	6,005
Shareholders' Equity	6,682,151	6,750,312	6,664,052	6,721,537
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	23,248	-	23,248	-
Revaluation Reserve	4,398,642	4,460,422	4,398,642	4,460,422
Earnings Reserve	973,800	973,800	911,051	911,051
Treasury Stock	(676,721)	(676,721)	(676,721)	(676,721)
Retained Earnings	282,235	311,864	326,885	345,838

TOTAL LIABILITIES AND SHAREHOLDERS´
EQUITY	24,667,334	22,993,636	25,161,092	23,561,302

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thousands of R$

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
Cash Flow from Operating Activities	432,662	299,797	660,578	1,928,543	960,375
Net Income for the period	419,202	340,418	409,464	1,136,034	749,882
Net exchange and monetary variations	(808,056)	(462,454)	(62,776)	(807,416)	(525,230)
Provision for financial expenses	219,259	185,919	236,051	454,844	421,970
Depreciation, exhaustion and amortization	224,334	245,878	231,389	463,687	477,267
Equity results	(3,536)	10,790	24,570	16,143	35,360
Deferred income taxes and social contributions	(159,285)	10,592	194,230	(141,380)	204,822
Provisions	291,252	(133,651)	(813,323)	233,912	(946,974)
Working Capital	249,492	102,305	440,973	572,719	543,278
Accounts Receivable	(117,685)	302,637	140,733	(351,605)	443,370
Inventory	65,811	50,315	(412,403)	277,629	(362,088)
Suppliers	136,675	(207,036)	221,297	255,836	14,261
Taxes	40,689	120,314	513,411	556,196	633,725
Others	124,002	(163,925)	(22,065)	(165,337)	(185,990)
Cash Flow from Investment Activities	(320,268)	(245,279)	(576,039)	(472,641)	(821,318)
Investments	(81,188)	4,328	(90,748)	(81,349)	(86,420)
Fixed Assets/Deferred	(239,080)	(249,607)	(485,291)	(391,292)	(734,898)
Cash Flow from Financing Activities	(2,269,576)	(451,757)	466,715	(1,290,765)	14,958
Issuances	1,059,387	853,713	1,674,924	2,453,457	2,528,637
Amortizations	(596,255)	(178,989)	(214,588)	(835,203)	(393,577)
Interests Expenses	(204,129)	(151,156)	(193,086)	(335,852)	(344,242)
Dividends/Interest on own capital	(2,268,407)	(936,215)	(800,535)	(2,268,419)	(1,736,750)
Shares in treasury	(260,172)	(39,110)	-	(304,748)	(39,110)

Free Cash Flow	(2,157,182)	(397,239)	551,254	165,137	154,015

Net Financial Result
Parent Company - Corporate Law - thousands of R$

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
Financial Expenses	(372,700)	(343,806)	(582,237)	(705,048)	(926,043)
Loans and financing	(209,166)	(201,309)	(443,947)	(450,383)	(645,256)
Local currency	(47,493)	(165,239)	(110,352)	(90,729)	(275,591)
Foreign currency	(161,673)	(36,070)	(333,595)	(359,654)	(369,665)
Taxes	(97,659)	(131,417)	(71,708)	(180,963)	(203,125)
Other financial expenses	(65,875)	(11,080)	(66,582)	(73,702)	(77,662)

Financial Income	(246,530)	(23,363)	28,270	143,682	4,907
Income from cash investments	(253,654)	40,060	92,718	(174,660)	132,778
Other income	7,124	(63,423)	(64,448)	318,342	(127,871)

Exchange and monetary variations	405,446	260,535	346,195	243,336	606,730
Net monetary change	4,367	(8,397)	(33,330)	(7,974)	(41,727)
Net exchange change	401,079	268,932	379,525	251,310	648,457

Net Financial Result	(213,784)	(106,634)	(207,772)	(318,030)	(314,406)

Net Financial Result
Consolidated - Corporate Law - thousands of R$

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
Financial Expenses	(254,168)	(271,419)	(411,935)	(517,899)	(683,354)
Loans and financing	(91,953)	(82,390)	(126,539)	(186,788)	(208,929)
Local currency	(44,628)	(46,641)	(109,743)	(86,021)	(156,384)
Foreing currency	(47,325)	(35,749)	(16,796)	(100,767)	(52,545)
Transaction with subsidiaries	(67,527)	(58,547)	(204,831)	(155,169)	(263,378)
Taxes	(91,750)	(126,604)	(74,870)	(169,392)	(201,474)
Other financial expenses	(2,938)	(3,878)	(5,695)	(6,550)	(9,573)

Financial Income	(256,180)	(340,591)	(352,068)	(254,791)	(692,659)
Income from cash investments	(293,800)	7,822	15,281	(288,756)	23,103
Other income	37,620	(348,413)	(367,349)	33,965	(715,762)

Exchange and monetary variations	987,565	461,577	482,750	923,393	944,327
Net monetary change	1,509	(9,470)	(29,224)	(6,045)	(38,694)
Net exchange change	986,056	471,047	511,974	929,438	983,021
Deffered exchange losses	-	-	-	-	-

Net Financial Result	477,217	(150,433)	(281,253)	150,703	(431,686)

NET REVENUE PER UNIT
Consolidated - In R$/tonne

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
DOMESTIC MARKET	2,027	1,808	1,755	2,076	1,780
Slabs	818	650	651	838	650
Hot Rolled	1,709	1,338	1,297	1,748	1,315
Cold Rolled	2,102	1,562	1,546	2,113	1,554
Galvanized	2,191	2,013	2,001	2,335	2,007
Tin Plate	2,476	2,465	2,451	2,469	2,458
EXPORT MARKET	1,823	1,503	1,568	1,982	1,528
Slabs	-	-	726	-	726
Hot Rolled	1,311	1,013	1,119	1,446	1,042
Cold Rolled	1,586	1,471	1,450	1,751	1,462
Galvanized	1,924	1,565	1,785	2,086	1,657
Tin Plate	2,263	1,875	1,836	2,336	1,866
TOTAL MARKET	1,960	1,688	1,706	2,049	1,696
Slabs	735	650	709	838	693
Hot Rolled	1,626	1,242	1,278	1,697	1,260
Cold Rolled	1,964	1,535	1,526	2,048	1,530
Galvanized	2,056	1,768	1,906	2,218	1,833
Tin Plate	2,409	2,258	2,366	2,430	2,305

     NET REVENUE PER UNIT
Parent Company - In R$/tonne

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
DOMESTIC MARKET	1,931	1,667	1,647	1,979	1,657
Slabs	818	650	651	838	650
Hot Rolled	1,585	1,270	1,259	1,660	1,264
Cold Rolled	1,870	1,402	1,398	1,902	1,400
Galvanized	2,313	1,811	1,909	2,354	1,861
Tin Plate	2,394	2,322	2,275	2,391	2,298
EXPORT MARKET	1,500	1,211	1,317	1,657	1,236
Slabs	927	-	-	1,363	-
Hot Rolled	1,203	896	1,023	1,336	926
Cold Rolled	1,382	1,136	1,119	1,499	1,132
Galvanized	1,532	1,363	1,549	1,755	1,414
Tin Plate	2,101	1,557	1,598	2,173	1,564
TOTAL MARKET	1,816	1,508	1,605	1,905	1,553
Slabs	865	650	651	1,182	650
Hot Rolled	1,492	1,126	1,230	1,595	1,176
Cold Rolled	1,732	1,329	1,372	1,832	1,350
Galvanized	2,099	1,634	1,840	2,200	1,725
Tin Plate	2,312	2,074	2,212	2,333	2,135

SALES VOLME
Consolidated - Thousand of tonnes

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
DOMESTIC MARKET	767	604	687	1,664	1,292
Slabs	11	11	7	19	18
Hot Rolled	313	192	248	676	440
Cold Rolled	103	98	110	243	208
Galvanized	167	160	177	372	337
Tin Plate	173	144	145	355	289
EXPORT MARKET	370	393	246	670	639
Slabs	-	-	24	-	24
Hot Rolled	83	81	30	138	110
Cold Rolled	38	42	29	53	71
Galvanized	171	193	140	332	333
Tin Plate	79	77	23	147	101
TOTAL MARKET	1,137	997	933	2,334	1,930
Slabs	11	11	31	19	42
Hot Rolled	396	272	278	813	550
Cold Rolled	141	140	139	296	279
Galvanized	338	353	316	704	670
Tin Plate	252	221	169	502	390

SALES VOLUME
Parent Company - Thousand of tonnes

	2Q2005	1Q2006	2Q2006	1H2005	1H2006
DOMESTIC MARKET	804	612	707	1,762	1,318
Slabs	11	11	7	19	18
Hot Rolled	336	182	243	697	425
Cold Rolled	137	121	144	355	265
Galvanized	145	153	161	331	314
Tin Plate	175	144	151	360	295
EXPORT MARKET	293	328	104	527	432
Slabs	8	-	-	36	-
Hot Rolled	107	113	35	174	148
Cold Rolled	54	46	15	74	61
Galvanized	55	100	38	115	138
Tin Plate	69	69	16	129	85
TOTAL MARKET	1,097	940	810	2,289	1,750
Slabs	19	11	7	55	18
Hot Rolled	443	295	278	870	573
Cold Rolled	191	167	159	429	326
Galvanized	200	253	199	445	453
Tin Plate	244	213	167	489	380

EXCHANGE RATE
In R$/US$

	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006	2Q2006
Average	2.6652	2.4818	2.3428	2.2509	2.1959	2.1852
% change	-4.3%	-6.9%	-5.6%	-3.9%	-2.4%	-0.5%
End of Period	2.6662	2.3504	2.2222	2.3407	2.1724	2.1643
% change	0.4%	-11.8%	-5.5%	5.3%	-7.2%	-0.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.